BLUE MARBLE MEDIA CORP.

5836 S. Pecos Rd., Suite 104

Las Vegas, Nevada

89120

N E W S   R E L E A S E

Las Vegas, NV – Pursuant to its News Releases dated March 3rd 2010, whereby Blue Marble Media Corp. (the “Company”) announced an agreement and plan of acquisition with the shareholders of Blue Cree Co. Ltd. (“BCC”) whereby the Company would acquire all of the outstanding share capital of BCC, the Company advises that it has sent a Notice of Cancellation to BCC terminating the agreement as of December 30th, 2010 as a result of a lack of working capital from both parties.

All of the 20,000,000 shares of the Company’s common stock that were provided pro rata to the shareholders of BCC have now been returned to treasury and the Company’s issued share capital now consists of 30,472,727 shares of common stock.  The 88,795 shares of BCC acquired by the Company have now been returned to BCC.

The Company advises that Jin Kyung Yang resigned as a director, effective December 30th, 2010.

The Company’s current plans are to actively seek out a new business or asset to acquire.

Dated at Las Vegas, Nevada, this 18th day of January, 2011.

ON BEHALF OF THE BOARD OF

BLUE MARBLE MEDIA CORP.